UN
SECURITIES AN
Wash

10028719

SEC Mail Processing Received MAY - 3 2010 Wash., DC 193 Section

BB 5/6

ANNUAL A
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 52306

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Norfolk Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

157 Church Street, 20th Floor
(No. and Street)

New Haven (City) CT (State) 06510 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn Pease 203-401-3200
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

850 Canal Street, (Address) Stamford (City) CT (State) 06902 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 5/6

OATH OR AFFIRMATION

I, Glenn Pease, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Norfolk Markets, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Glenn M. Pease
Signature

CFO
Title

Subscribed and sworn to before me
this 23 day of April, 2010
Cristina R. Martins
Notary Public
My Commission Expires 08/31/2013

New Haven, CT
Notary Public

CRISTINA R. MARTINS
NOTARY PUBLIC
MY COMMISSION EXPIRES 08/31/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Member
Norfolk Markets, LLC
New Haven, Connecticut

We have audited the accompanying statement of financial condition of Norfolk Markets, LLC, (the "Company") as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Norfolk Markets, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Stamford, Connecticut
April 27, 2010

Norfolk Markets, LLC

Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	74,598
Fees receivable		1,182,180
Prepaid expenses and other		28,595
Bank certificate of deposit		309,843
Property and equipment, net of accumulated depreciation of $839,321		131,054
Total assets	$	1,726,270
Liabilities and Member's Equity		
Accounts payable	$	314,349
Accrued expenses		4,134
Deferred revenue		6,225
Total liabilities		324,708
Commitments and Contingencies		
Member's equity		1,401,562
Total liabilities and member's equity	$	1,726,270

See Notes to Financial Statements

Norfolk Markets, LLC

Statement of Operations
For the Year Ended December 31, 2009

Revenue	
Referral and placement fee income	$ 4,117,181
Other income	2,549
Total revenue	4,119,730
Expenses	
Salary and bonuses	1,686,567
Office and other expenses	267,745
Employment related expenses	244,373
Rent	216,428
Employee benefits	130,568
Professional fees and consulting	91,924
Travel and entertainment	75,560
Telecommunications	50,260
Depreciation and amortization	32,764
Leased equipment	19,403
Marketing and brand development	16,890
Total expenses	2,832,482
Net income	$ 1,287,248

See Notes to Financial Statements

Norfolk Markets, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2009

Balance, beginning	$	513,020
Capital contributions		217,000
Distributions		(615,706)
Net income		1,287,248
Balance, ending	$	1,401,562

See Notes to Financial Statements

Norfolk Markets, LLC

Statement of Cash Flows
For the Year Ended December 31, 2009

Cash Flows from Operating Activities	
Net income	$ 1,287,248
Depreciation and amortization	32,763
Adjustments to reconcile net income to net cash provided by operating activities:	
Fees receivable	(948,153)
Prepaid expenses and other	334
Due to related party, net	22,928
Accounts payable	308,350
Accrued expenses	(179)
Deferred revenue	6,225
Net cash provided by operating activities	709,516
Cash Flows from Investing Activities	
Purchase of property and equipment	(59,018)
Purchase of bank certificate of deposit	(309,843)
Net cash used in investing activities	(368,861)
Cash Flows from Financing Activities	
Member distributions	(615,706)
Member contributions	217,000
Net cash used in financing activities	(398,706)
Net decrease in cash and cash equivalents	(58,051)
Cash and Cash Equivalents	
Beginning	132,649
Ending	$ 74,598

See Notes to Financial Statements

Note 1. Organization and Nature of Business

Norfolk Markets, LLC (the "Company") was organized on July 1, 1999 as a Delaware Limited Liability Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") on August 7, 2000. The Company's revenue is derived from continuing fees for referring institutional customers to an investment manager and from placement fees associated with raising capital for several registered investment advisors. The Company is a wholly-owned subsidiary of Norfolk Management Group, LLC (the "Parent", "Sole member", or "NMG").

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

Note 2. Summary of Significant Accounting Policies

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash and cash equivalents: The Company has defined cash equivalents as short-term, highly liquid investments with original maturities of less than 90 days, including money market funds held for investment.

Concentration of credit risk: The Company maintains its cash balances and temporary cash investments in accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment: Property and equipment are recorded at cost. Expenditures for maintenance and repairs are charged to operations as incurred. The straight-line method of accounting is utilized for computing depreciation over the respective assets estimated useful life.

Revenue recognition: The Company recognizes revenue from continuing fees for referring institutional customers to an investment manager and placement fees associated with raising capital for registered investment advisors as earned based on the contractual obligations with its clients.

Income taxes: No provision for federal and state income taxes has been made in the financial statements as the Company is a Limited Liability Company, whereby income or loss is required to flow through to and be reported on the member's income tax return.

Note 2. Summary of Significant Accounting Policies (Continued)

Newly adopted accounting pronouncements: In May 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance on subsequent events, which is effective for the Company December 31, 2009. This guidance addresses the disclosure of events that occur after the balance sheet date, but before financial statements are issued or available to be issued. The adoption of this guidance did not a have a significant impact in the Company's financial statements.

In June 2009, the FASB issued The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the "FASB Codification"), which is effective for the Company's year ended December 31, 2009. The FASB Codification does not alter current U.S. GAAP, but rather integrates existing accounting standards with other authoritative guidance. Under the FASB Codification there is a single source of authoritative U.S. GAAP for non-governmental entities and this has superseded all other previously issued non-SEC accounting and reporting guidance. The adoption of the FASB Codification did not have any impact on the Company's financial statements.

Note 3. Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or member distributions made if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $57,640, which is $35,993 in excess of its required net capital of $21,647. The Company's net capital ratio was 5.61 to 1.

Note 4. Property and Equipment

Property and equipment consist of the following at December 31, 2009:

Automobile	$	16,380
Furniture and fixtures		127,347
Office eqiupment		71,259
		214,986
Less accumulated depreciation		(83,932)
	$	131,054

Depreciation expense for the year ended December 31, 2009 was $30,879.

Note 5. Related Party Transactions

The Company sub-leases its Connecticut office space from Wood Creek Capital Management, LLC ("WCCM"), an affiliate of NMG, and also charges back to WCCM its share of office equipment expenses. During 2009, the Company paid WCCM $9,518 in rent and received $21,797 from WCCM as reimbursement for office equipment use.

Note 6. Concentrations

Two major customers accounted for 82% of total revenues earned during 2009 and 100% of fees receivable at December 31, 2009. Management does not expect any losses to result in respect to these concentrations.

Note 7. Income Taxes

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2006. For the year ended December 31, 2009, management has determined there are no material uncertain income tax positions.

Note 8. Retirement Plan

The Company participates in a 401(k) retirement plan sponsored by NMG, which allows employees to defer a percentage of their wages subject to Internal Revenue Code limits. The plan covers all employees and allows discretionary employer profit sharing contributions. Retirement plan expense totaled $41,136 in 2009, which is included in employee benefits in the Statement of Operations.

Note 9. Commitments and Contingencies

Lease obligation: The Company entered into a sub-lease agreement on June 29, 2009 to lease office space in New York City. The Company leases the space for $25,639 per month beginning July 23, 2009 through May 28, 2012, unless the sub-lease term ceases or is terminated. The Company also sub-leases office space in New Haven, Connecticut on a month-to-month basis from Wood Creek Capital Management, LLC (see Note 5).

Rent expense totaled $216,428 for the year ended December 31, 2009.

Future minimum lease payments at December 31, 2009 are as follows:

Year Ended December 31,	Amount
2010	$ 307,670
2011	307,670
2012	128,196
	$ 743,536

Letter of credit: As a term of the New York City sub-lease agreement, in lieu of the Company paying a $306,671 security deposit, the Company has provided an irrevocable letter of credit ("LOC") in the amount of $307,671. The issuing bank for the LOC is Bank of America, N.A. The LOC amount will decrease to $230,753 on July 18, 2010 and to $153,836 on July 28, 2011. In connection with this LOC, the Company opened a certificate of deposit account at Bank of America on June 15, 2009, with a deposit of $307,671. The certificate of deposit accrues interest at a 1.30% annual rate and matures on September 15, 2010.

Note 10. Subsequent Events

The Company has evaluated subsequent events through the date at which these financial statements were available for distribution on April 27, 2010, and determined there have not been any events that have occurred that would require adjustments to or disclosures in the financial statements.

Norfolk Markets, LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1
December 31, 2009

Member's equity	$	1,401,562
Less non-allowable assets		
Fees receivable		(1,182,180)
Prepaid expenses and other		(28,595)
Property and equipment, net		(131,054)
Less other deductions		
Bank certificate of deposit early withdrawal penalty		(1,973)
Net capital before haircuts on securities		57,760
Haircuts on Securities		
Foreign currency		(120)
Net capital	$	57,640
Aggregate Indebtedness		
Accounts payable		314,349
Accrued expenses		4,134
Deferred revenue		6,225
	$	324,708
Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness	$	21,647
Net capital in excess of requirement	$	35,993
Ratio of aggregate indebtedness to net capital		5.63 to 1

Note: There were no material differences between the above computation included in the Company's corresponding unaudited Form X-17A-5 Part II A amended filing. Accordingly, no reconciliation is deemed necessary.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Member
Norfolk Markets, LLC
New Haven, Connecticut

In planning and performing our audit of the financial statements of Norfolk Markets, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Stamford, Connecticut
April 27, 2010

McGladrey & Pullen
Certified Public Accountants

Norfolk Markets, LLC

Financial Report
December 31, 2009